BioTime ReportS Third Quarter 2018 Financial Results AND PROVIDES BUSINESS UPDATE

●	Industry Veteran Brian M. Culley Appointed as CEO

●	Signed Agreement to Acquire Asterias Biotherapeutics, Inc.

●	Received $43.2 Million from AgeX Sale Transaction with Juvenescence Ltd.

●	Positive OpRegen® Data Presented at 2018 American Academy of Ophthalmology Annual Meeting

●	Date Set for Distribution of AgeX Therapeutics Shares to BioTime Stockholders

ALAMEDA, CA – November 8, 2018 - BioTime, Inc. (NYSE American: BTX), a clinical-stage biotechnology company focused on degenerative diseases, reported financial and operating results for the third quarter ended September 30, 2018. BioTime management will host a conference call and webcast today at 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time to provide a business update.

“I am excited to have joined BioTime at a pivotal time in the Company’s development. This past quarter is a great example of how we plan to transform BioTime into a premiere cell therapy company, as we were highly active on the clinical, corporate development, and operational fronts,” stated Brian M. Culley, Chief Executive Officer of BioTime. “Our upcoming acquisition of Asterias will create a pipeline of product candidates which supports our objective of turning ambitious plans into treatment reality. Moreover, as evidenced by the planned spin-off of AgeX Therapeutics, we will seek to unlock value from our broad patent platform and invest capital into our core programs. Importantly, our lead program, OpRegen®, continues to generate encouraging results in a disease with no currently-approved therapies. Successfully delivering on our stated milestones at each stage of corporate and clinical development and increasing our visibility within the investment and medical communities through strategic and active engagement are key areas of focus for us which will help drive the company’s success.”

Recent Highlights

●	Biotech executive Brian M. Culley appointed as Chief Executive Officer. Mr. Culley brings more than 25 years of experience, spanning diverse operational areas including strategy, finance, licensing, and clinical development. Ms. Culley holds a B.S. in biology from Boston College, a masters in biochemistry from the University of California, Santa Barbara and an M.B.A. from The Johnson School of Business at Cornell University. He has worked as a bench scientist, technology transfer professional, head of business development and most recently served consecutively as the CEO of two publicly-traded biotech companies.

●	Announced today entry into a merger agreement to acquire Asterias Therapeutics, Inc. (NYSE American: AST) in an all stock transaction. Upon consummation of the transaction and as a result of the merger, BioTime will acquire two clinical-stage cell therapy product candidates addressing significant unmet medical needs in spinal cord injury and immuno-oncology.

●	Received $43.2 million for approximately one-half of BioTime’s interest in AgeX Therapeutics Inc. (“AgeX”) to Juvenescence Ltd., which will help support development of BioTime’s core programs. BioTime received $21.6 million in cash. The remaining $21.6 million was received in the form of a two year promissory note, which is convertible into Juvenescence common stock, upon its IPO, if completed prior to maturity. BioTime and AgeX will continue to collaborate towards the success of both companies in order to maximize the potential of the AgeX programs and provide for enhanced equity value, milestone payments, and royalties owed to BioTime under this agreement.

●	Encouraging OpRegen® Data Presented at 2018 American Academy of Ophthalmology Annual Meeting. Treatment with OpRegen® continues to be well tolerated and shows signs of structural improvement in the retina and decreases in drusen density in some patients. Notably, early data from Cohort 4 patients with earlier-stage dry-AMD are promising and indicate structural improvement within the retina, evidence of the continued presence of the transplanted OpRegen® cells, and improvements in visual acuity.

●	Announced November 16, 2018 Record Date and November 28, 2018 Distribution Date for the distribution of the majority of shares of AgeX common stock owned by BioTime on a pro rata basis to eligible BioTime shareholders as of the Record Date. BioTime shareholders will receive one share of AgeX common stock for every 10 Shares of BioTime common stock held as of the Record Date. BioTime shareholders will not have to surrender or exchange BioTime common shares in order to receive AgeX shares.

Third Quarter Financial Results

Cash Position and Marketable Securities: Cash, cash equivalents and marketable securities totaled $21.4 million as of September 30, 2018, compared to $29.2 million as of June 30, 2018. On November 2, 2018, BioTime received the second installment of the $10.8 million receivable from Juvenescence.

Value of Holdings in Public Affiliates: At September 30, 2018, BioTime held common stock in publicly-traded affiliates valued at approximately $65.0 million. This amount was the market value of BioTime’s 21.7 million shares in Asterias Biotherapeutics (NYSE American: AST) and 14.7 million shares in OncoCyte (NYSE American: OCX). If the acquisition of Asterias is completed by BioTime, Asterias will cease to exist as a public entity and there will be no market value to the Asterias shares.

If the planned AgeX distribution is completed on or about November 28, 2018, AgeX common stock will be publicly traded and the AgeX shares BioTime continues to hold after the distribution may be a source of additional liquidity to BioTime, as needed. The AgeX distribution is subject to a number conditions, including the SEC declaring AgeX’s Registration Statement on Form 10 effective.

If the Juvenescence note is converted to Juvenescence common stock prior to its maturity date, the Juvenescence common stock may be a marketable security that BioTime may use to supplement its liquidity, as needed. If the Juvenescence note is not converted, it is payable in cash, plus accrued interest at 7% per year, at maturity.

Revenues: BioTime’s revenue is generated primarily from research grants, licensing fees and royalties. Total revenue was $1.0 million for the third quarter of 2018 compared to $1.7 million in the third quarter of 2017, a decrease of $0.7 million. The decrease was primarily due to a $0.5 million decrease in grant revenues and $0.2 million decrease in subscriptions and advertisement revenues, which are generated by LifeMap Sciences, AgeX’s subsidiary. Beginning on August 30, 2018, subscription and advertising revenues were no longer be included with BioTime due to the deconsolidation of AgeX.

BioTime grant revenues are generated primarily for the development of OpRegen® and from a Small Business Innovation Research grant from the National Institutes of Health (“NIH”) for its vision restoration program. The decrease in grant revenues for the third quarter of 2018, as compared to the third quarter of 2017, was primarily due to timing of revenues generated as more grant revenues were generated during the first six months of 2018 as compared to 2017, during which grant revenues were earned primarily in the third quarter.

Total revenue was $4.2 million for the nine months ended September 2018 compared to $2.4 million in the same period of the prior year, an increase of $1.8 million. The increase was primarily due to a $1.7 million increase in BioTime grant revenues. Grant revenues generated by Cell Cure from the IIA for the development of OpRegen® and the NIH grant amounted to $2.1 million and $0.9 million for the nine months ended September 30, 2018, respectively, compared to grant revenues of $1.2 million in the same period in the prior year generated from the IIA.

Operating Expenses: Total operating expenses for the third quarter of 2018 were $11.3 million, as reported, which is comprised of $9.7 million for BioTime and $1.6 million for AgeX. AgeX was deconsolidated from BioTime on August 30, 2018, and beginning on that date, AgeX’s operating expenses will not be included in BioTime’s operating expenses. Total operating expenses, as adjusted, were $8.8 million for the third quarter of 2018, which is comprised of $7.4 million for BioTime and $1.4 million for AgeX.

The reconciliation between GAAP and non-GAAP operating expenses, by entity, is provided in the financial tables included with this earnings release.

R&D Expenses: Third quarter research and development expenses were $4.9 million compared to $6.6 million for the comparable period in 2017, a decrease of $1.7 million. Research and development expense for the nine months ended September 30, 2018 and 2017 were $17.2 million and $19.3 million, respectively, a decrease of $2.1 million. The decreases of $1.7 million and $2.1 million in total research and development expenses for the three and nine months ended September 30, 2018, as compared to the same periods in the prior year, respectively, were mainly attributable to the following: a decrease of $0.9 million and $0.6 million, respectively, in BioTime related program expenses, primarily related to the completion of the Renevia® clinical trial in 2018; decreases of $0.7 million and $0.2 million, respectively, in AgeX related programs, including LifeMap Sciences, due to the deconsolidation of AgeX on August 30, 2018; a decrease of $0.8 million from the nonrecognition of OncoCyte research and development expenses incurred after February 17, 2017 as a result of the deconsolidation of OncoCyte; and a decrease of $0.5 million in LifeMap Solutions expenses resulting from the cessation of its mobile health software development application business in July 2017. The decreases were partially offset by a nonrecurring $0.8 million expense incurred by AgeX on March 23, 2018 with respect to certain acquired in-process research and development.

Beginning on August 30, 2018, BioTime ceased recognizing research and development expenses related to AgeX and its programs due to the deconsolidation of AgeX on that date.

G&A Expenses: Third quarter general and administrative expenses were $6.4 million compared to $4.6 million for the comparable period in 2017, an increase of $1.8 million. This increase was primarily attributable to the following: a $1.4 million increase due to management transition costs, including the hiring of BioTime’s new Chief Executive Officer during September 2018; a $0.5 million increase in legal, accounting and compliance fees for the planned AgeX distribution; $0.2 million increase in license and related fees for patent prosecution and patent fees; and a $0.2 million increase in noncash stock-based compensation expense due to increases in option grants, and restricted stock unit grants made to the CEO. These increases were offset to some extent by a $0.5 million decrease in noncash shareholder expense recorded in the third quarter of 2017 for certain Cell Cure warrants issued in July 2017.

General and administrative expenses for the nine months ended September 30, 2018 were $17.6 million compared to $14.1 million for the nine months ended September 30, 2017, an increase of $3.5 million. This increase was primarily attributable to the following: a $2.3 million increase due to management transition and other compensation related costs noted above; a $1.3 million increase in legal, audit and compliance costs for the planned distribution of AgeX; a $0.7 million increase in license and related fees for patent prosecution and patent fees; a $0.7 million increase in noncash stock based compensation expense; and a $0.4 million increase in AgeX related costs, including LifeMap Sciences, incurred through August 29, 2018, the date before the deconsolidation of AgeX, primarily related to AgeX’s share of legal, audit and compliance costs for the planned distribution of AgeX. These increases were offset by a decrease of $1.4 million in combined general and administrative expenses related to OncoCyte and LifeMap Solutions, and a $0.5 million decrease in noncash shareholder expense recorded in the third quarter of 2017 for certain Cell Cure warrants issued in July 2017.

Beginning on August 30, 2018, BioTime ceased recognizing general and administrative expenses related to AgeX and its subsidiaries due to the deconsolidation of AgeX on that date.

Net Income or loss attributable to BioTime: Third quarter net income attributable to BioTime was $66.7 million, or $0.53 per diluted share, compared to a net income attributable to BioTime of $14.3 million, or $0.12 per diluted share, for the third quarter of 2017. Net loss attributable to BioTime for the nine months ended September 30, 2018 was ($1.0) million, or ($0.01) per share, compared to a net income attributable to BioTime of $52.0 million, or $0.47 per diluted share, for the nine months ended September 30, 2017. Net income or loss attributable to BioTime was primarily driven by noncash gains and losses from the changes in market values of the Asterias and OncoCyte shares held by BioTime, and the gains from deconsolidation of AgeX due to BioTime’s sale of AgeX shares to Juvenescence in 2018, and deconsolidation of OncoCyte in 2017.

Conference Call and Webcast

BioTime will host a conference call and webcast today, at 5:30am PT, 8:30am ET to discuss its third quarter 2018 financial results and to provide a business update. Interested parties may access the conference call by dialing (866) 888-8633 from the U.S. and Canada and (636) 812-6629 from elsewhere outside the U.S. and should request the “BioTime Inc. Call”. A live webcast of the conference call will be available online in the Investors section of BioTime’s website. A replay of the webcast will be available on BioTime’s website for 30 days and a telephone replay will be available through November 15th, 2018, by dialing (855) 859-2056 from the U.S. and Canada and (404) 537-3406 from elsewhere outside the U.S. and entering conference ID number 8658619.

About BioTime, Inc.

BioTime is a clinical-stage biotechnology company focused on the development and commercialization of novel therapies for the treatment of degenerative diseases. BioTime’s pipeline is based on two platform technologies which encompass cell replacement and cell/drug delivery. BioTime’s lead cell replacement product candidate is OpRegen®, a retinal pigment epithelium transplant therapy in Phase 2 development for the treatment of dry age-related macular degeneration, the leading cause of blindness in the developed world. BioTime’s lead cell delivery clinical program is Renevia®, an investigational medical device being developed as an alternative for whole adipose tissue transfer procedures. BioTime also has significant equity holdings in two publicly traded companies, Asterias Biotherapeutics, Inc. (NYSE American: AST) and OncoCyte Corporation (NYSE American: OCX), and a private company, AgeX Therapeutics, Inc.

BioTime common stock is traded on the NYSE American and TASE under the symbol BTX. For more information, please visit www.biotime.com or connect with the company on Twitter, LinkedIn, Facebook, YouTube, and Google+. To receive ongoing BioTime corporate communications, please click on the following link to join the Company’s email alert list: http://news.biotime.com.

Forward-Looking Statements

Certain statements contained in this release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not historical fact including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “estimates” should also be considered forward-looking statements. Investors are cautioned that statements in this press release regarding: (a) any value to BioTime shareholders of the AgeX common stock; (b) BioTime’s plans or expectations for the distribution of shares of AgeX common stock; (c) potential listing of AgeX common stock on NYSE American, constitute forward-looking statements; (d) the consummation of BioTime’s pending acquisition of Asterias; (e) BioTime’s continued collaboration with its partners, including AgeX following its spin-off and Juvenescence; and (f) the initiation, timing, progress and reporting of results of BioTime’s clinical programs and its research and development programs. Forward-looking statements involve risks and uncertainties. These risks and uncertainties, include, without limitation: (i) the possibility that BioTime shareholders may realize little or no value from the AgeX common stock; (ii) the potential inability of BioTime to complete distribution in a timely manner or at all, including as a result of the failure of BioTime and/or AgeX to obtain or maintain required federal and state registrations and qualifications necessary to enable the distribution, and related transactions; (iii) the possibility of litigation that could arise as a result of or in connection with the distribution and related transactions; and (iv) that there is no existing public market for AgeX common stock, nor may a public market for such securities ever develop. Actual results may differ materially from the results anticipated in these forward-looking statements and as such should be evaluated together with the many uncertainties that affect the business of BioTime, Inc. and its subsidiaries, particularly those mentioned in the cautionary statements found in more detail in the “Risk Factors” section of BioTime’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC (copies of which may be obtained at www.sec.gov). Subsequent events and developments may cause these forward-looking statements to change. BioTime specifically disclaims any obligation or intention to update or revise these forward-looking statements as a result of changed events or circumstances that occur after the date of this release, except as required by applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving BioTime, Inc. and Asterias Biotherapeutics, Inc. In connection with the proposed transaction, BioTime and Asterias plan to file documents with the U.S. Securities and Exchange Commission (the “SEC”), including the filing by BioTime of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of BioTime and Asterias plan to file with the SEC other documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BIOTIME AND ASTERIAS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY BIOTIME AND ASTERIAS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting BioTime Investor Relations at (510) 871-4188 or Asterias Investor Relations at (510) 456-3892. Investors and security holders may obtain free copies of the documents filed with the SEC on BioTime’s website at www.biotimeinc.com or Asterias’ website at www.asteriasbiotherapeutics.com or the SEC’s website at www.sec.gov.

BioTime, Asterias and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of BioTime is also included in BioTime’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 29, 2018, and additional information regarding the directors and executive officers of Asterias is also included in Asterias’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2018, respectively.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

BioTime Inc. IR

Ioana C. Hone

(ir@biotimeinc.com)

(510) 871-4188

Solebury Trout IR

Gitanjali Jain Ogawa

(Gogawa@troutgroup.com)

(646) 378-2949

BIOTIME, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	September 30, 2018	December 31, 2017
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$19,467	$36,838
Marketable equity securities	1,972	1,337
Trade accounts and other receivables, net	721	780
Receivable from affiliates, net	2,185	2,266
Receivable from Juvenescence	10,800	-
Prepaid expenses and other current assets	1,761	1,402
Total current assets	36,906	42,623

NONCURRENT ASSETS
Property, plant and equipment, net	5,117	5,533
Deposits and other long-term assets	518	1,018
Promissory note from Juvenescence	21,730	-
Equity method investment in AgeX, at fair value	43,248	-
Equity method investment in OncoCyte, at fair value	36,686	68,235
Equity method investment in Asterias, at fair value	28,272	48,932
Intangible assets, net	3,600	6,900
TOTAL ASSETS	$176,077	$173,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$4,082	$5,718
Capital lease and lease liabilities, current portion	231	212
Promissory notes, current portion	70	152
Deferred license and subscription revenues	77	488
Deferred grant revenue	43	309
Total current liabilities	4,503	6,879

LONG-TERM LIABILITIES
Deferred rent liabilities, net of current portion	238	105
Lease liability, net of current portion	1,221	1,019
Capital lease, net of current portion	110	132
Promissory notes, net of current portion	-	18
Liability classified warrants and other long-term liabilities	447	825
TOTAL LIABILITIES	6,519	8,978

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Preferred shares, no par value, authorized 2,000 shares; none issued and outstanding as of September 30, 2018 and December 31, 2017	-	-
Common shares, no par value, 250,000 shares authorized; 126,884 shares issued and outstanding as of September 30, 2018 and 126,866 shares issued and outstanding as of December 31, 2017	386,858	378,487
Accumulated other comprehensive income	1,174	451
Accumulated deficit	(216,905)	(216,297)
BioTime, Inc. shareholders’ equity	171,127	162,641
Noncontrolling interest (deficit)	(1,569)	1,622
Total shareholders’ equity	169,558	164,263
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$176,077	$173,241

BIOTIME, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
REVENUES:
Grant revenue	$718	$1,225	$2,985	$1,236
Royalties from product sales and license fees	85	86	312	277
Subscription and advertisement revenues	119	376	691	940
Sale of research products and services	60	1	242	6
Total revenues	982	1,688	4,230	2,459

Cost of sales	(35)	(52)	(250)	(114)

Gross Profit	947	1,636	3,980	2,345

OPERATING EXPENSES:
Research and development	(4,882)	(6,562)	(17,175)	(19,327)
Acquired in-process research and development	-	-	(800)	-
General and administrative	(6,422)	(4,587)	(17,585)	(14,111)
Total operating expenses	(11,304)	(11,149)	(35,560)	(33,438)
Gain on sale of assets	-	-	-	1,754
Loss from operations	(10,357)	(9,513)	(31,580)	(29,339)
OTHER INCOME/(EXPENSES):
Interest income (expense), net	174	(10)	278	(729)
Gain on sale of equity method investment in Ascendance	-	-	3,215	-
Gain on sale of AgeX shares and deconsolidation of AgeX	78,511	-	78,511	-
Gain on deconsolidation of OncoCyte	-	-	-	71,697
Gain (loss) on equity method investment in OncoCyte at fair value	(734)	34,485	(31,550)	39,620
Loss on equity method investment in Asterias at fair value	(1,087)	(3,262)	(20,660)	(26,097)
Unrealized gain on marketable equity securities	23	-	635	-
Loss on extinguishment of related party convertible debt	-	(2,799)	-	(2,799)
Other income (expenses), net	14	(143)	(649)	1,202
Total other income, net	76,901	28,271	29,780	82,894
INCOME (LOSS) BEFORE INCOME TAXES	66,544	18,758	(1,800)	53,555

Deferred income tax expense	-	(4,772)	-	(4,772)

NET INCOME (LOSS)	66,544	13,986	(1,800)	48,783

Net loss attributable to noncontrolling interest	181	335	762	3,175

NET INCOME (LOSS) ATTRIBUTABLE TO BIOTIME, INC.	$66,725	$14,321	$(1,038)	$51,958

NET INCOME (LOSS) PER COMMON SHARE:
BASIC	$0.53	$0.12	$(0.01)	$0.47
DILUTED	$0.53	$0.12	$(0.01)	$0.47

WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING:
BASIC	126,878	115,288	126,872	110,989
DILUTED	126,973	115,298	126,872	111,124

BIOTIME, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(UNAUDITED)

	Nine Months Ended
	September 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to BioTime, Inc.	$(1,038)	$51,958
Net loss allocable to noncontrolling interest	(762)	(3,175)
Adjustments to reconcile net income (loss) attributable to BioTime, Inc. to net cash used in operating activities:
Gain on sale of AgeX shares and deconsolidation of AgeX	(78,511)	-
Gain on deconsolidation of OncoCyte	-	(71,697)
Gain on sale of equity method investment in Ascendance	(3,215)	-
Acquired in-process research and development	800	-
Unrealized (gain) loss in equity investment in OncoCyte at fair value	31,550	(39,620)
Unrealized loss on equity method investment in Asterias at fair value	20,660	26,097
Deferred income tax expense	-	4,772
Unrealized gain on marketable equity securities	(635)	-
Depreciation expense, including amortization of leasehold improvements	814	670
Amortization of intangible assets	1,715	1,766
Amortization of deferred license fees	-	(166)
Stock-based compensation	3,397	2,903
Amortization of discount on related party convertible debt	-	640
Foreign currency remeasurement and other (gain) loss	788	(980)
Gain on sale of assets	-	(1,754)
Loss on extinguishment of related party convertible debt	-	2,799
Changes in operating assets and liabilities:
Accounts and grants receivable, net	107	(905)
Receivables from affiliates, net of payables	486	760
Prepaid expenses and other current assets	(708)	93
Accounts payable and accrued liabilities	(314)	1,276
Deferred revenue and other liabilities	(204)	(279)
Net cash used in operating activities	(25,070)	(24,842)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deconsolidation of cash and cash equivalents of AgeX	(9,704)	-
Deconsolidation of cash and cash equivalents of OncoCyte	-	(8,898)
Proceeds from the sale of AgeX common stock to Juvenescence	10,800	-
Proceeds from the sale of equity method investment in Ascendance	3,215	-
Purchase of in-process research and development	(1,872)	-
Purchase of equipment and other assets	(399)	(930)
Proceeds from sale of assets and other	(8)	186
Net cash provided by (used in) investing activities	2,032	(9,642)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	-	20,125
Fees paid on sale of common shares	-	(1,623)
Proceeds from exercises of stock options	-	29
Common shares received and retired for employee taxes paid	(26)	(38)
Proceeds from sale of common shares of subsidiary	5,000	9,968
Proceeds from sale of subsidiary warrants	1,000	-
Repayment of lease liability and capital lease obligation	(155)	(31)
Reimbursement from landlord on construction in progress	-	198
Proceeds from issuance of related party convertible debt	-	384
Repayment of principal portion of promissory notes	(101)	-
Payment to repurchase subsidiary shares	(38)	-
Net cash provided by financing activities	5,680	29,012

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(40)	46

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(17,398)	(5,426)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH:
At beginning of the period	37,685	22,935
At end of the period	$20,287	$17,509

Non-GAAP Financial Measures

This press release includes operating expenses prepared in accordance with accounting principles generally accepted in the United States (GAAP) and, includes operating expenses, by entity, prepared in accordance with GAAP. This press release also includes certain historical non-GAAP operating expenses and non-GAAP operating expenses, by entity. In particular, BioTime has provided both (a) non-GAAP total operating expenses, adjusted to exclude noncash stock-based and other compensation, depreciation and amortization expense, and acquired in-process research and development expense, a nonrecurring item, and (b) non-GAAP operating expenses, by entity, to exclude those same charges by the respective entities for consistency. Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable financial measures prepared in accordance with GAAP. However, BioTime believes the presentation of non-GAAP total operating expenses and non-GAAP operating expenses, by entity, when viewed in conjunction with our GAAP total operating expenses, and GAAP operating expenses by entity, respectively, is helpful in understanding BioTime’s ongoing operating expenses and its programs within various entities, including BioTime’s programs in clinical development.

Furthermore, management uses these non-GAAP financial measures in the aggregate and on an entity basis to establish budgets and operational goals, to manage BioTime’s business and to evaluate its performance and its programs in clinical development.

BioTime, Inc. and Subsidiaries

Reconciliation of Non-GAAP Financial Measure

Adjusted Operating Expenses

	Amounts In Thousands
	For the Three Months Ended September 30, 2018	For the Nine Months Ended September 30, 2018
	(unaudited)	(unaudited)
GAAP Operating Expenses - as reported(1)	$11,304	$35,560
Stock-based and other noncash compensation expense(2)	(1,651)	(4,238)
Depreciation and amortization expense(2)	(805)	(2,539)
Acquired in-process research and development expense(3)	-	(800)
Non-GAAP Operating Expenses, as adjusted	$8,848	$27,983

GAAP Operating Expenses - by entity(1)
BioTime and subsidiaries other than AgeX Therapeutics, Inc.(4)	$9,712	$27,833
AgeX Therapeutics Inc. and subsidiaries(5)	1,592	7,727

GAAP Operating Expenses - by entity	$11,304	$35,560

Non-GAAP Operating Expenses - as adjusted, by entity
BioTime and subsidiaries other than AgeX Therapeutics, Inc.(4)	$7,472	$21,990
AgeX Therapeutics Inc. and subsidiaries(5)	1,376	5,993

Non-GAAP Operating Expenses - as adjusted, by entity	$8,848	$27,983

(1)	Beginning on August 30, 2018, BioTime deconsolidated AgeX’s results and therefore BioTime’s results will not include AgeX’s results for periods after August 30, 2018.

(2)	Noncash charges.

(3)	AgeX acquired certain in-process research and development in March 2018, considered to be a nonrecurring item. See note (1).

(4)	BioTime, Inc. includes Cell Cure Neurosciences Ltd., ES Cell International Pte. Ltd. and OrthoCyte Corporation. For the three and nine months ended September 30, 2018, the GAAP and non-GAAP operating expenses do not include grant revenues of $0.7 million and $3.0 million, respectively, as grants are revenues for the Company.

(5)	AgeX Therapeutics, Inc. includes LifeMap Sciences Inc., LifeMap Sciences Ltd., and ReCyte Therapeutics, Inc. The information shown above is through August 29, 2018, the date before the deconsolidation of AgeX. See note (1).